

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 4, 2016

Loretta P. Mayer
Chief Executive Officer
SenesTech, Inc.
3140 N. Caden Court, Suite 1
Flagstaff, AZ 86004

> **Re:** **SenesTech, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 21, 2016**
> **File No. 333-213736**

Dear Ms. Mayer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your correspondence dated September 22, 2016 related to your draft cover artwork. Please refer to page 3 and the second graphic. Please revise so that footnotes 1 through 4 are legible.

Summary Financial Data, page 9

2. We note from your disclosure in footnote (2) on page F-11 that the unaudited pro forma balance sheet reflects the consideration received of $6.2 million from the shares of stock issued in the Rights Offering as well as the repayment of $381,749 related to the Revised

Note. In light of the fact that both the receipt of cash and repayment of the Revised Note are included in the historical financial statements as of June 30, 2016, please revise to remove this note related to the pro forma financial information. Your Capitalization table on page 30 should also be revised to indicate that this amount is included in the historical amounts as of June 30, 2016 and should not be reflected as a pro forma adjustment.

Business, page 50

Neogen, page 55

3. We note your disclosure on page 40 that pursuant to your license agreement with Neogen you earned $93,000 in revenue for each of the six months ended June 30, 2015 and 2016 due to the achievement of certain milestones and tasks under the license agreement. Please reconcile with this section which does not reference any milestone payments. Additionally, with respect to milestone payments, please revise to disclose the total aggregate milestone payments that may be paid under the agreement and the total aggregate milestone payments paid or received to date.

4. We note your disclosure that pursuant to your license agreement with Neogen you will be entitled to a license fee payable over three years following EPA approval of ContraPest. Given your revenue stream to date, these license fees appear to be material to the company. Please revise to disclose the total aggregate license fees that may be paid under the agreement and the total aggregate license fees paid or received to date. In this regard, we note that certain of this information is disclosed on page F-33 in Note 14 to your financial statements.

5. We note your disclosure that pursuant to your license agreement with Neogen you will be entitled to a semi-annual ongoing royalty based on a percentage of sales. Please revise to disclose the potential range of royalty payments. For example, "low-single-digits," "high-single-digits" or a reasonable range.

Audited Financial Statements for the Years Ended December 31, 2014 and 2015, page F-1

6. Please revise your balance sheet as of December 31, 2015 and June 30, 2016 to reflect the correct total stockholders' equity (deficit). In this regard, it does not appear that the total stockholders' equity (deficit) amount is the sum of the individual equity items presented on the balance sheet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Andy Shawber
        Summit Law Group